Exhibit 16.1

Kenne Ruan, CPA, P.C.	Phone: (203) 824-0441 Fax: (203) 413-6486
40 Hemlock Hollow Road, Woodbridge, CT 06525	Web: www.kruancpa.com

March 5, 2014

Mr. Gregory Lykiardopoulos

Privileged World Travel Club Inc.

1 Blackfield Drive

Tiburon, California, 94920

Effective March 5, 2014, we will cease our services as your accountants. We have reached this decision reluctantly and after substantial deliberation.

We will cooperate with your new accountants. To facilitate that process, please send us a letter authorizing us to make disclosures to your new accountants. Without such a letter, we are ethically prohibited from communicating with others regarding your company’s affairs.

We look forward to helping you make a smooth transition with your new accountants.

Very truly yours,

/s/Kenne Ruan, CPA, P.C.